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SEC FILE NUMBER 001-41443
CUSIP NUMBER 64113L202

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission file number: 001-41443

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: April 30, 2026

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended: __________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Netcapital Inc.

Full Name of Registrant

N/A

Former Name if Applicable

1 Lincoln Street

Address of Principal Executive Office (Street and Number)

Boston, Massachusetts 02111

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Netcapital Inc. (the “Company”) is unable to file its Annual Report on Form 10-K for the year ended April 30, 2026 (the “2026 Form 10-K”) within the prescribed time period because the Company requires additional time to complete and finalize supporting documentation and related disclosures concerning certain assets. The Company expects to file the 2026 Form 10-K on or before August 13, 2026, within the 15-calendar-day extension period (the “Extension Period”) afforded by Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

Forward-Looking Statements

This Form 12b-25 contains forward-looking statements within the meaning of applicable United States securities laws. These forward-looking statements include statements regarding the Company’s expectation that it will file the 2026 Form 10-K within the Extension Period and the preliminary financial results described in Exhibit A. Forward-looking statements are based on management’s current expectations and beliefs and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. These risks include, but are not limited to, adjustments that may result from finalization of the Company’s financial statements and related disclosures, as well as the risk that the Company may require additional time to complete and file the 2026 Form 10-K. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Form 12b-25.

(Attach extra Sheets if Needed)

SEC 1344 (01-19)	Potential persons who are to respond to the collection of information contained in this Form are not required to respond unless the Form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Todd Violette	310	948-8620
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Exhibit A attached to this Form 12b-25.

Netcapital Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	July 29, 2026	By	/s/ Todd Violette
Todd Violette
Chief Executive Officer

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Exhibit A

To

Form 12b-25

Part IV, Item (3)

Based on information available at this time, and subject to finalization of the Company’s financial statements and Annual Report on Form 10-K, the Company expects total revenues for the year ended April 30, 2026 to decrease by $408,577, or approximately 47.0%, to $460,883, compared with $869,460 for the year ended April 30, 2025. The decrease primarily reflects fewer funding portal offerings and successful closings. The number of offerings launched decreased to 29 in fiscal 2026 from 38 in fiscal 2025, and the number of successful closings decreased to 16 from 49.

Total costs and expenses are expected to increase by $590,101, or 6.4%, to $9,740,534 in fiscal 2026 from $9,150,433 in fiscal 2025. Payroll and payroll-related expenses are expected to increase by $1,047,255, or 29.9%, to $4,549,421, and consulting expense is expected to increase by $250,657, or 79.6%, to $565,604. These increases are expected to be partially offset by a $696,418, or 13.4%, decrease in general and administrative costs to $4,519,635. As a result, operating loss is expected to increase by $973,591, or 11.7%, to $9,294,908.

Total other income (expense) is expected to improve by $20,045,583, to income of $65,575 in fiscal 2026 from expense of $19,980,008 in fiscal 2025. The principal reason for the improvement is an expected $19,486,858 decrease in impairment expense, to $428,698 in fiscal 2026 from $19,915,556 in fiscal 2025. Fiscal 2026 also includes a $750,000 insurance recovery, compared with none in fiscal 2025.

Net loss is expected to decrease by $19,071,992, or 67.4%, to $9,229,333 in fiscal 2026 from $28,301,325 in fiscal 2025. Basic and diluted net loss per share are each expected to be $2.08 in fiscal 2026, compared with $20.39 in fiscal 2025.

The foregoing amounts are preliminary and unaudited and may be revised as a result of finalization of the Company’s financial statements and Annual Report on Form 10-K.

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